UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-41613

Enlight Renewable Energy Ltd.
(Translation of registrant’s name into English)

13 Amal St., Afek Industrial Park
Rosh Ha’ayin, Israel
+ 972 (3) 900-8700
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Explanatory Note

On March 1, 2024, Enlight Renewable Energy Ltd. (the “Company”) filed a Current Report on Form 6-K with the U.S. Securities and Exchange Commission (the “SEC”) to report that the Company would hold a Special General Meeting of Shareholders on April 10, 2024 (the “Special General Meeting”) and attaching a notice and proxy statement (the “Notice and Proxy Statement”) regarding such Special General Meeting.

The Company proposes to make the following changes to the Notice and Proxy Statement:

Amendment to the Notice and Proxy Statement

Proposal 1

Proposal 1 to the Notice and Proxy Statement included a proposal to approve the amended Compensation Policy for executive officers and directors, substantially in the form attached as Exhibit A to the original Notice and Proxy Statement.

The Company wishes to amend section 9.3.4 of the amended Compensation Policy as marked below to show revisions to the original language of the Compensation Policy prior to amendment:

9.3.4          The maximum value in annual terms 9 (to be calculated on the award date, divided by the number of vesting years, equally) of the ~~equity option grants~~ Equity Based Compensation granted to an office holder (including the Company’s CEO) may not exceed 85% of the ~~aggregate salary~~ aggregate compensation (gross, including salary, related expenses, Equity Based Compensation, ~~the related expenses~~ and annual bonuses~~)~~ (assuming targets are fully met)) paid to such office holder.

9 According to the Black and Scholes model or another value considered for accounting purposes.

The purpose of this change is to clarify that when measuring the 85% ratio, all compensation components (and not just salary and bonuses) will be counted in the denominator.

For avoidance of doubt it is clarified that if approved by shareholders, the amended Compensation Policy shall be effective for a period of three years from the date of such shareholder approval.

Proposal 2

Proposal 2 to the Notice and Proxy Statement included a breakdown of the total compensation expected to be paid per year to our co-founder and chief executive officer, Mr. Gilad Yavetz, pursuant to his amended terms of engagement including the proposed RSUs awards (in terms of cost to the Company, in NIS thousands) (the “Total Expected CEO Compensation Chart”).

The Company wishes to amend the Total Expected CEO Compensation Chart for 2024 as marked below to show revisions to that which appeared in the Notice and Proxy Statement:

Details of Recipient of Compensation				Compensation for Services[1]							Total
Name	Position	Scope of Position	% of Equity Owned	Salary	Bonus[2]	Equity-based Compensation[3]	Management Fees	Consulting Fees	Fees	Other
Gilad Yavetz	CEO	100%	1.71%	1,664	1,080	~~1,446~~ 4,318	-	-	-	-	~~4,190~~ 7,062

1 In accordance with Israeli law and practice, all amounts reported in the above table are in terms of cost to our Company, as recorded in our audited consolidated financial statements.

2 Bonus includes an annual bonus, assuming targets are fully met, but excludes a discretionary bonus (which in 2024 may not exceed one monthly salary).

3 Value of equity-based compensation is calculated based on a linear method of valuation and does not reflect actuarial cost.

The purpose of this change is to fix an inadvertent error that appeared in the Total Expected CEO Compensation Chart regarding the value of equity-based compensation that Mr. Yavetz is expected to be paid in the year 2024.

Proposal 3

Proposal 3 to the Notice and Proxy Statement included a breakdown of the total compensation expected to be paid per year to our non-executive directors (in terms of cost to the Company, in NIS thousands), including the proposed RSUs awards (the “Total Director Compensation Chart”).

The Company wishes to amend the Total Director Compensation Chart for 2024 as marked below to show revisions to that which appeared in the Notice and Proxy Statement:

Details of Recipient of Compensation				Compensation for Services							Total
Name	Position	Scope of Position	% of Equity Owned	Salary	Bonus	Equity-based Compensation	Management Fees	Consulting Fees	Fees[1]	Other
Yair Seroussi	Chairman of the Board of Directors	40%	*	-	-	~~230~~ 1091.0	-	-	600	-	~~830~~ 1691.0
Liat Benyamini	Director	-	*	-	-	~~110~~ 82.5	-	-	266	-	~~376~~ 348.5
Yitzhak Betzalel	Director	-	*	-	-	~~110~~ 82.5	-	-	257	-	~~367~~ 339.5
Alla Felder	Director	-	*	--	-	~~110~~ 82.5	-	-	202	-	~~312~~ 284.5
Tzvi Furman	Director	-	*	-	-	~~110~~ 82.5	-	-	240	-	~~350~~ 322.5
Michal Tzuk	Director	-	*	-	-	~~110~~ 82.5	-	-	236	-	~~346~~ 318.5
Shai Weil	Director	-	*	-	-	~~110~~ 82.5	-	-	228	-	~~338~~ 310.5

1 Assumes a similar number of committee and Board meetings in 2024 as were held in 2023.

* Indicates ownership of less than 1%.

The purpose of this change is to fix an inadvertent error that appeared in the Total Director Compensation Chart regarding the value of equity-based compensation that the non-executive directors are expected to be paid in the year 2024.

Except as described above and as provided in the Company’s Current Report on Form 6-K filed with the SEC on March 28, 2024, no other changes were made to the proposals that appear in the Notice and Proxy Statement. All shareholders voting at the Postponed Meeting (defined below) shall be voting on the agenda items as otherwise described in the Notice and Proxy Statement.

Postponement of the Company’s Extraordinary Shareholders Meeting

In order to allow our shareholders additional time to consider the changes described above, the Company hereby announces that the Special General Meeting will be postponed and will take place on the newly scheduled date of Wednesday, April 17, 2024 (the “Postponed Meeting”), at the same time and place, as indicated in the Notice and Proxy Statement.

The record date for the Postponed Meeting will remain March 6, 2024, unchanged from that which appeared in the Notice and Proxy Statement.

The following dates will apply to the Postponed Meeting:

•
Shareholders of record are requested to complete and return the form of proxy in the pre-addressed envelope as instructed or vote electronically at www.proxyvote.com no later than Wednesday, April 17, 2024, at 6:59 a.m. Israel time (i.e., 11:59 p.m. ET on Tuesday, April 16, 2024).

•
Shareholders registered in the Company’s shareholders register in Israel and shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange should deliver or mail a completed written ballot to the Company’s offices as instructed in the Notice and Proxy Statement no later than Wednesday, April 17, 2024, at 12:00 p.m. Israel time (i.e., at least four (4) hours before the Special General Meeting starts) or, if applicable, vote electronically via the electronic voting system of the Israel Securities Authority no later than Wednesday, April 17, 2024, at 10:00 a.m. Israel time (i.e., at least six (6) hours before the Special General Meeting starts). Such shareholders who intend to vote their Ordinary Shares in person must provide the Company with Identifying Information and, if applicable, an Ownership Certificate (both Identifying Information and Ownership Certificate are defined in the Notice and Proxy Statement) no later than Wednesday, April 17, 2024, at 14:00 p.m. Israel time (i.e., at least two (2) hours before the Special General Meeting starts).

•
One or more shareholders holding at least one percent (1%) of the Company’s total voting rights may present proposals for consideration at the Postponed Meeting by submitting their proposals to the Company’s offices, c/o Ms. Lisa Haimovitz, at 13 Amal St., Afek Industrial Park, Rosh Ha’ayin 4809249, Israel, no later than the close of business on Monday, April 15, 2024.

Except as set forth above, the Notice and Proxy Statement has not been otherwise modified, and shall remain in full force and effect.

Incorporation by Reference

Other than as indicated below, the information in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-271297).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enlight Renewable Energy Ltd.

Date: April 8, 2024	By:	/s/ Nir Yehuda
Nir Yehuda
Chief Financial Officer